Exhibit 19

INTERNATIONAL BANCSHARES CORPORATION

STATEMENT OF COMPANY POLICY

Securities Trades by Directors, Officers and

Employees of the Company

This Statement of Company Policy on Securities Trades by Directors, Officers and Employees of the Company (this “Policy Statement”) is intended to familiarize you with the obligations and responsibilities of directors, officers and employees of International Bancshares Corporation (“IBC”) and its subsidiaries under the federal securities laws of the United States. IBC and its subsidiaries are hereinafter collectively referred to as the “Company.”  In the interest of brevity, the discussion of applicable rules and regulations has been condensed and therefore is not comprehensive.

Should you desire additional information about any of the matters discussed in this Policy Statement, please contact Eliza Gonzalez (the “Compliance Officer”).

EXECUTIVE SUMMARY

The summary below highlights this Policy Statement’s most important features.

●	Pre-Clearance of Trades by Directors, Officers, Key Bank Officers and Other Employees Designated by Compliance Officer. All transactions (acquisitions, dispositions, transfers, etc.) in IBC stock by employees designated by the Compliance Officer, directors, and officers of IBC, executive officers of any of the IBC subsidiaries who perform policy-making functions for the Company (“Key Bank Officers”), and any designees of said individuals, family members or other persons (other than tenants or employees) living in the same household of said individuals, and entities controlled by said individuals (collectively, “Covered Persons”) must be pre-cleared by the Compliance Officer, even if such transaction complies with the other requirements set forth in this Policy Statement. This requirement does not apply to stock option exercises but does cover market sales of option stock. Generally speaking, transactions requiring pre-clearance will likely not be approved during each period beginning 15 days prior to the end of a quarter and ending after the second full business day following IBC’s filing with the Securities and Exchange Commission of its Form 10-Q or Form 10-K for such quarter or year, as applicable. IN ANY EVENT, THE DECISION TO TRADE IN IBC SECURITIES IS THE RESPONSIBILITY OF THE INDIVIDUAL, REGARDLESS OF WHETHER THE TRADE IS PRE-CLEARED AND NO PRE-CLEARANCE SHOULD BE REGARDED AS CONSTITUTING LEGAL ADVICE.
●	Confidentiality of Inside Information. Directors, officers and all employees of the Company must maintain inside information about the Company in strict confidence, and should not communicate such information to any person unless the person has a need to know the information for legitimate, Company-related reasons. This policy also applies to information relating to any other company, including borrowers or suppliers of the Company, obtained in the course of employment. In the event that a director, officer or employee receives an inquiry concerning IBC’s stock, such director, officer or employee should immediately forward such inquiry to the Compliance Officer.
●	Prohibition of Insider Trading. No director, officer or employee of the Company may trade in IBC securities while in possession of material nonpublic information concerning the Company. This policy also applies to trading in the securities of other companies where a director, officer or employee has material nonpublic information obtained in the course of employment with or service to the Company.
●	Prevention of Insider Trading by Others. Directors, officers and employees who become aware of a potential insider-trading violation should immediately advise the Compliance Officer, and should take necessary steps to prevent persons under their control from using inside information for trading purposes.
●	Restrictions on Resales of IBC Securities. Directors and officers of IBC and Key Bank Officers generally should make public resales of IBC securities through a broker in accordance with Rule 144, which restricts the amount, manner of sale, and timing of such resales, or through some other private resale exemption available under the securities laws. Private resales also may be subject to some restrictions.
●	Gifts, Margin Accounts and Pledges. Bona fide gifts are not deemed to involve sales of stock, so they can be made at any time without limitation on the amount of the gift; provided, however, that whether a gift is truly bona fide will depend on the circumstances surrounding such gift. Covered Persons must receive pre-approval from the Compliance Officer for any transaction that would involve holding Company securities in a margin account or pledging Company securities as collateral for a loan.
●	Restrictions on Purchases of IBC Securities. Rules 10b-6 and 10b-18 place limits on purchases of IBC securities by directors and officers of IBC and Key Bank Officers while IBC is engaged in a public offering or a buyback of its securities.
●	Disgorgement of Profits on Short-Swing Transactions. Unless exempted in certain limited situations, any profits realized by an officer or director of IBC or a Key Bank Officer on any purchase and sale, or sale and purchase, of IBC securities within a period of less than six months are recoverable by the Company.
●	Prohibition of Short Sales and Hedging Transactions. No Covered Person may engage in a short sale of stock issued by IBC or by any subsidiary of IBC. No director, officer, or employee who performs a policy-making function for IBC or who is otherwise designated by the Compliance Officer (such employee, a “Key Employee”) may purchase financial instruments, or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of equity securities issued by the Company and granted as compensation to or held directly or indirectly by such director, officer, or Key Employee. Furthermore, no director, officer, or Key Employee may engage in transactions involving Company-based derivative securities.
●	Ownership Reports. Every insider (i.e., directors, officers, beneficial owners of more than ten percent of IBC stock and Key Bank Officers) must file an initial report on Form 3 of their respective holdings of IBC’s equity securities within ten calendar days of acquiring status as an insider. Such director or officer must file subsequent reports on Form 4 within two business days after a change in beneficial ownership that is required to be reported occurs. Option exercises must be reported on Form 4. Gifts of securities made or received by the insider must also be reported on Form 4 and may no longer be reported on a deferred basis using Form 5. Certain exempt transactions are eligible for deferred reporting on Form 5, but insiders are encouraged to report them earlier on Form 4 on a voluntary basis.
●	Acquisition Statements. Any person who becomes the beneficial owner of more than five percent of a class of IBC’s registered equity securities must file a report on Schedule 13D (or on Schedule 13G, in certain limited circumstances) within five business days after the date the five-percent threshold is surpassed and must amend any such report within two business days after the date of any material change in previously reported information.

DETAILED DISCUSSION

PRE-CLEARANCE OF ALL TRADES BY COVERED PERSONS

1.	General Procedure

Procedure. To provide assistance in preventing inadvertent violations of the insider trading laws (which could result, for example, where a director, officer, Key Bank Officer or other employee of the Company designated by the Compliance Officer engages in a trade while unaware of a pending major development), all transactions (acquisitions, dispositions, transfers, etc.) in IBC securities by Covered Persons must be pre-cleared by the Compliance Officer. If a Covered Person contemplates a transaction, such person should contact the Compliance Officer in advance. The Compliance Officer will, in turn, check with Dennis E. Nixon to confirm whether there are any major developments pending. This requirement does not apply to stock option exercises, but would cover market sales of option stock. This requirement also does not apply to transactions in IBC securities that are executed pursuant to an approved 10b5-1 plan.

It should also be noted that IBC’s filing of any Form 10-K or 10-Q almost always has the potential to have a material effect on the market for IBC’s securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, transactions requested by or on behalf of Covered Persons, in IBC’s securities during the period beginning 15 days prior to the end of any fiscal quarter and ending after the second full business day following IBC’s filing of its Form 10-Q or Form 10-K, as applicable, for that period (each a “Blackout Period”) will generally not be approved. For purposes of this Policy Statement, the Compliance Officer hereby designates any employee that is involved in preparing or is otherwise exposed to IBC’s quarterly or annual financial information prior to its proper dissemination into the market as being subject to the above-described pre-clearance requirements for the Blackout Period applicable to such financial information.

IBC may also on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. Directors, officers, Key Bank Officers and those involved in assembling information for such guidance should anticipate that trading will be blacked out while IBC is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

From time to time an event may occur that is material to IBC and is known by only a few directors or executives. So long as the event remains material and nonpublic, the persons who are aware of the event, as well as other Covered Persons, may not trade in IBC securities, as follows. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a Covered Person who is unaware of the event requests permission to trade in IBC securities during an event-specific blackout, the Compliance Officer will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of a blackout to any other person. Failure of the Compliance Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

Covered Persons may also be subject to event-specific blackouts pursuant to the SEC’s Regulation Blackout Trading Restriction, which prohibits certain sales and other transfers by insiders during certain blackout periods, but only to the extent IBC has pension plans subject to such regulations.

IN ANY EVENT, THE DECISION TO TRADE IN IBC SECURITIES IS THE RESPONSIBILITY OF THE INDIVIDUAL, REGARDLESS OF WHETHER THE TRADE IS PRE-CLEARED AND NO PRE-CLEARANCE SHOULD BE REGARDED AS CONSTITUTING LEGAL ADVICE.

2.	General Exceptions to Pre-Clearance Requirements

Stock Option Exercises. This pre-clearance requirement does not apply to the exercise of stock options or to the exercise of a tax withholding right pursuant to which an employee elects to have IBC withhold shares subject to an option to satisfy tax withholding requirements. However, this pre-clearance requirement does apply to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this involves selling a portion of the underlying stock to cover the exercise costs.

10b5-1 Plans. Neither the pre-clearance requirement nor the Blackout Periods under this policy apply to trades in IBC securities by persons otherwise covered by this policy where such trades are executed pursuant to an approved 10b5-1 plan. Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a Covered Person seeking to rely on Rule 10b5-1’s affirmative defense must enter into a 10b5-1 plan in good faith at a time when that person does not possess material nonpublic information and, subject to a few exceptions, does not already have an outstanding, unexpired plan that would qualify for the affirmative defense provided under Rule 10b5-1(c)(1). A person can only rely on the affirmative defense for a single-trade plan if the person has not, during the preceding 12-month period, adopted another single-trade plan that qualified for the affirmative defense.

Once a 10b5-1 plan is adopted, the Covered Person must act in good faith with respect to the plan and must not exercise any influence over the amount of securities to be traded, the price at which the securities are to be traded or the date of the trade. No purchases or sales under a 10b5-1 plan can occur until the expiration of a cooling-off period consisting of: (1) in the case of a plan entered into by an officer or director of IBC or a Key Bank Officer, the later of (i) 90 days after the plan’s adoption, or (ii) two business days following IBC’s disclosure of its financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the plan was adopted; provided that the cooling-off period is subject to a 120-day maximum; or (2) in the case of a plan entered into by any person other than IBC, an officer or director of IBC, or a Key Bank Officer, 30 days after the plan’s adoption. The plan must either specify the amount, pricing and timing of transactions covered by the plan in advance or delegate discretion on those matters to an independent third party. Any modification to the amount, price, or timing of the purchase or sale of the securities underlying a 10b5-1 plan will be treated effectively as the adoption of a new plan, which will trigger the commencement of a new cooling-off period during which trading under the plan is prohibited. The Covered Person must not alter or deviate from the plan or enter into or alter a corresponding or hedging transaction with respect to the securities covered by the plan. The Covered Person must include a representation in the plan, certifying that on the date of the plan’s adoption, the Covered Person (1) is not aware of any material nonpublic information about IBC or IBC securities, and (2) is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1. When reporting transactions that were executed pursuant to a plan on Form 4 or Form 5 reports filed on or after April 1, 2023, filers will be required to indicate via a checkbox that a transaction reported on that form was made pursuant to the Rule 10b5-1(c) affirmative defense.

The Compliance Officer must approve in advance in writing all 10b5-1 plans. The Compliance Officer shall consider the effect of all such 10b5-1 plans upon IBC’s 10b5-1 stock repurchase plan, if any. To ensure compliance with Rule 10b-18(b)(4) (Volume of Purchases), the Compliance Officer may require that all trades in IBC securities executed pursuant to a 10b5-1 plan adopted by a person otherwise covered by this policy be executed by the same agent that IBC uses to execute trades under its 10b5-1 stock repurchase plan, if any. In accordance with Item 408 under Regulation S-K, beginning in the Form 10-Q for the period ending June 30, 2023 and in each Form 10-Q and Form 10-K thereafter, IBC will be required to disclose whether, during the last fiscal quarter, any Covered Person adopted or terminated any 10b5-1 plan or Non-Rule 10b5-1 trading arrangement (as defined in Item 408) and must provide a description of the material terms of any such plan, including the name and title of the Covered Person, the date on which the Covered Person adopted or terminated the plan, the duration of the plan, and the aggregate number of securities to be purchased or sold pursuant to the plan.

CONFIDENTIALITY OF INSIDE INFORMATION

Directors, officers and all employees of the Company who come into possession of material nonpublic information concerning the Company (or information relating to any other company obtained in the course of employment with or service to the Company) must safeguard the information and not intentionally or inadvertently communicate it to any person (including family members and friends) unless the person has a need to know the information for legitimate, Company-related reasons. A director, officer or employee who improperly reveals material inside information (a “tipper”) to another person (a “tippee”) can be held liable under the antifraud provisions of the securities laws (primarily Section 10(b) of the Securities Exchange Act of 1934 (the “1934 Act”) and Rule 10b-5 promulgated under the 1934 Act) for the trading activities of the tippee and any other person with whom the tippee shares the information. These penalties can apply whether or not the tipper derives any benefit from the tippee’s actions. See the discussion under Insider Trading below for a more detailed description of some of the possible consequences of “tipping.”

Methods of Preserving Confidentiality. Consistent with the foregoing, directors, officers and all employees of the Company should be discreet with inside information and not discuss it in public places where it can be overheard, such as elevators, restaurants, taxis and airplanes. Such information should be divulged only to persons having a need to know it in order to carry out their job responsibilities. To avoid even the appearance of impropriety, directors, officers and employees should refrain from providing advice or making recommendations regarding the purchase or sale of  securities of IBC. In the event that a director, officer or employee receives an inquiry concerning the Company’s securities, such person should immediately forward such inquiry to the Compliance Officer.

INSIDER TRADING

1.	Prohibition of Insider Trading

The antifraud provisions of the federal securities laws generally prohibit insiders from trading securities on the basis of material nonpublic information. In addition, the antifraud provisions prohibit fraudulent, manipulative, or deceptive trading practices. Persons who violate these prohibitions are subject to potential civil damages and criminal penalties. For individuals who trade on inside information (or tip information to others), the consequences can include:

●	Disgorgement of any illicit profits and a civil penalty of up to three times the profit gained or loss avoided;
●	A criminal fine (no matter how small the profit) of up to $5 million; and
●	A jail term of up to twenty years.

Materiality. Information is deemed material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, sell, or refrain from any activity regarding IBC’s securities. Further, information would be material if it were likely to have a significant impact on the market price of IBC’s securities. By way of example, it is probable that the following information, in most circumstances, would be deemed material: annual or quarterly financial results; a significant change in earnings or earnings projections; unusual gains or losses in major operations; negotiations and agreements regarding significant acquisitions; a significant increase or decrease in dividends; and major management changes. The materiality of particular information is subject to reassessment on a regular basis. For example, the information may become stale because of the passage of time, or subsequent events may supersede it. However, so long as the information remains material and nonpublic, it must be maintained in strict confidence and not used for trading purposes. It is also important to remember that any securities transactions are viewed after-the-fact with the benefit of hindsight. Consequently, any transaction should be considered carefully.

Trading After Information Becomes Public. When material information has been publicly disclosed, Covered Persons (and any other employee or other person in possession of the information) must refrain from trading IBC’s securities until the information has been adequately disseminated to the public and investors have been able to evaluate it. Generally, information regarding relatively simple matters, such as earnings results, will be deemed to have been adequately disseminated and absorbed by the marketplace after the second full business day after its release. When more complex matters, such as a prospective major acquisition or disposition, are announced, it may be necessary to allow additional time for the information to be comprehended by investors before trading is allowed. In such circumstances, directors, officers and employees desiring to trade IBC securities should consult with the Compliance Officer regarding a suitable waiting period before trading.

2.	Prevention of Insider Trading by Others

Section 21A of the 1934 Act provides the SEC with the authority to bring a civil action against any “controlling person” who knows of, or recklessly disregards, a likely insider trading violation by a person under his control and fails to take appropriate steps to prevent the violation from occurring. For a company (as well as possibly any supervisory officer) that fails to take appropriate steps to prevent illegal trading, the consequences can include:

●	A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and
●	A criminal penalty of up to $25 million.

The Company, the directors and officers of IBC, and certain Key Bank Officers, could be deemed controlling persons subject to potential liability under Section 21A.

Accordingly, it is incumbent on directors and officers of IBC and Key Bank Officers to maintain an awareness of possible insider trading violations by persons under their supervision and to take measures to prevent such violations. In the event a director, officer or employee becomes aware of the possibility of such a violation, he or she should contact the Compliance Officer immediately.

LIMITATIONS ON SECURITIES TRANSACTIONS

1.	Public Resales Under Rule 144

The Securities Act of 1933 (the “1933 Act”) requires every person who offers or sells securities to register such securities with the SEC unless an exemption from registration is available. An exemption frequently relied upon by officers and directors for public sales of securities of their companies is Rule 144 under the 1933 Act. The rule is available for public sales by any person of “restricted securities” (i.e., securities acquired in a private offering or certain other types of exempt offerings) and for sales by affiliates (directors, officers, 10% shareholders of IBC and other individuals who perform policy-making functions of the Company, such as Key Bank Officers, and the family members and other persons living in such individuals’ respective household) of any securities, whether restricted or unrestricted.

Requirements of Rule 144. Rule 144 contains five conditions, although the applicability of some of these conditions will depend on the circumstances of the sale:

(1) Current Public Information. Current information about the Company must be publicly available at the time of sale. The Company’s periodic reports filed with the SEC ordinarily satisfy this requirement.
(2) Holding Period. Restricted securities must be held and fully paid for by the seller for a period of six months prior to sale. In some cases, such as those involving gifts or bequests, the holding period of another person can be “tacked” to the seller’s holding period for computation purposes.
(3) Volume Limitations. The amounts of securities which can be sold during any three-month period cannot exceed the greater of (i) one percent of the outstanding shares of the class, or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the filing of the notice of sale referred to below (these dribble out provisions are always applicable to affiliates).
(4) Manner of Sale. Securities sold by affiliates must be sold in an unsolicited brokers’ transaction or directly to a market-maker, or in so-called “riskless principal” transactions.
(5) Notice of Sale. The seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000.

Exception to Rule 144. The foregoing conditions (except for the requirement that current public information still be available) do not have to be complied with by holders of restricted securities who have (i) not been an affiliate of the Company during the three months preceding the sale under the rule, (ii) continue to be a non-affiliate at the time of sale, and (iii) who have held (and fully paid for) their restricted shares for at least six months. For those who meet the description in the preceding sentence after having held (and fully paid for) their restricted shares for at least one year, the current public information requirement will also not apply.

Treatment of Gifts. Bona fide gifts are not deemed to involve sales of stock, so they can be made at any time without limitation on the amount of the gift, provided, however, that whether a gift is truly bona fide will depend on the circumstances surrounding such gift. For example, a gift made by a Covered Person to a donee with knowledge that the donee will likely sell the stock in close proximity to the time of the gift could be deemed a sale of stock rather than a bona fide gift, and may expose the Covered Person to potential liability. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor for a period of up to six months following the gift, depending on the circumstances.

Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, Covered Persons must receive pre-approval from the Compliance Officer for any such transaction that would involve holding Company securities in a margin account or pledging Company securities as collateral for a loan.

2.	Private Resales

Directors and officers may also sell securities in a private transaction without registration pursuant to the terms and conditions set forth in Section 4(a)(7) of the 1933 Act. The purchaser should sign a special investor letter that attests to, among other things, the purchaser’s status as an “accredited investor” within the meaning of Regulation D of the 1933 Act. It is recommended that you consult with counsel prior to engaging in any private sale of IBC’s securities.

3.	Restrictions on Purchases of IBC Securities

To prevent market manipulation, the SEC has adopted Rules 10b-6 and 10b-18 under the 1934 Act. Rule 10b-6 generally prohibits the Company or any of its affiliates from buying IBC stock in the open market during certain periods while a public offering is taking place. Rule 10b-18 sets forth guidelines for purchases of IBC stock by the Company or its affiliates while a stock buyback program is occurring. While the guidelines are optional, compliance with them provides immunity from a stock manipulation charge. You must consult with the Company if you desire to make purchases of IBC stock during any period that the Company is making a public offering or buying stock from the public.

4.	Disgorgement of Profits on Short-Swing Transactions

Section 16 of the 1934 Act applies to directors and officers of IBC and to any person beneficially owning more than ten percent of any registered class of IBC’s equity securities and to Key Bank Officers. Section 16 is intended to deter such persons (collectively referred to below as “insiders”) from misusing confidential information about their companies for personal trading gain. The general effect of Section 16 is to restrict the trading activities of insiders with respect to the securities of their companies by requiring public disclosure under Section 16(a) of their trades, permitting the recovery under Section 16(b) of any “profits” realized by them on certain transactions, and prohibiting them under Section 16(c) from engaging in short sales.  The methods employed by Section 16 are separately discussed below.

Recovery of Short-Swing Profits. Under Section 16(b), any profit realized by an insider on a “short-swing” transaction (i.e., a purchase and sale, or sale and purchase, of IBC’s equity securities within a period of less than six months) must be disgorged to the Company upon demand by the Company or a stockholder acting on its behalf. By law, the Company cannot waive or release any claim it may have under Section 16(b), or enter into an enforceable agreement to provide indemnification for amounts recovered under the section. “Profits” in this sense is broadly defined, and may not be equivalent to the actual moneys received by the insider.

Strict Liability Provision. Liability under Section 16(b) is imposed in a mechanical fashion without regard to whether the insider intended to violate the section. Good faith or absence of inside information, therefore, is not a defense. All that is necessary for a successful claim is to show that the insider realized profits on a short-swing transaction. When computing recoverable profits on multiple purchases and sales within a six month period, the courts maximize the recovery by matching the lowest purchase price with the highest sale price, the next lowest purchase price with the next highest sale price, and so on. The use of this method makes it possible for an insider to sustain a net loss on a series of transactions while having recoverable profits.

Broad Application. The terms “purchase” and “sale” are construed under Section 16(b) to cover a broad range of transactions, including acquisitions and dispositions in tender offers and certain corporate reorganizations. Moreover, purchases and sales by an insider may be matched with transactions by any person (such as certain family members) whose securities are deemed to be beneficially owned by the insider. Sales of IBC stock to IBC are not considered “sales” for purposes of Section 16(b) liability, if the sales are approved in advance by the Board of Directors or a committee composed solely of two or more non-employee directors.

Limitations on Liability. The SEC has mitigated the impact of Section 16(b) in some situations by providing exemptions from liability (such as those for transactions under certain employee benefit plans). Further, the courts have indicated that it is permissible for insiders to structure their transactions to avoid the application of Section 16(b). Before engaging in any transaction involving IBC’s equity securities, directors and officers of IBC and Key Bank Officers must consult with the Compliance Officer, to discuss the potential applicability of Section 16(b).

5.	Prohibition of Short Sales and Hedging Transactions

Under Section 16(c), insiders are prohibited from effecting “short sales” of IBC’s equity securities. A “short sale” is one involving securities which the seller does not own at the time of sale, or, if owned, are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale. Furthermore,  no director, officer, or Key Employee of IBC, or any of their designees, may purchase any financial instrument (including any prepaid variable forward contract, equity swap, collar, or exchange fund), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of equity securities issued by the Company and granted as compensation to or held directly or indirectly by such director, officer, or Key Employee.

Additionally, no director, officer, or Key Employee of IBC, or any of their designees, may engage in transactions involving Company-based derivative securities, whether or not such transactions are entered into for hedging or monetization purposes. Derivative securities are options, warrants, stock appreciation rights, convertible notes, or similar rights whose value is derived from the value of an equity security. Transactions involving derivative securities include but are not limited to: pre-paid variable forward contracts, equity swaps, exchange funds, Company-based option contracts, straddles, collars, or transactions in debt that may be convertible into Company stock.

DISCLOSURE REQUIREMENTS

1.	Ownership Reports

Under Section 16(a) of the 1934 Act, insiders must file electronically with the SEC and any stock exchange on which IBC’s equity securities are listed public reports disclosing their holdings of, and transactions in, IBC’s equity securities. Within ten calendar days of acquiring insider status, each insider must file an initial report on Form 3 to disclose all equity securities of IBC beneficially owned by such insider. Even if an insider owns no securities on the date of acquiring insider status, such insider must file a Form 3 report. A report on Form 4 must be filed within two business days after a change in beneficial ownership that is required to be reported occurs. That an insider’s transactions resulted in no net change, or the fact that no securities were owned after the transactions were completed, does not provide a basis for failing to report. Certain exempt transactions may be eligible for deferred reporting on Form 5, but insiders are encouraged to report them earlier on Form 4 on a voluntary basis. The exercise of stock options requires a Form 4 filing. Gifts of securities made or received by an insider must also be reported on Form 4 and may no longer be reported on a deferred basis using Form 5. A Form 5 is not required to be filed by an insider who has previously reported all transactions otherwise required to be reported on the Form 5.

Reportable Transactions. Absent an exemption, all changes in an insider’s beneficial ownership (not just purchases and sales) of IBC securities must be reported.

Thus, such transactions as gifts and stock dividends ordinarily are reportable. Moreover, in certain situations, an officer or director must report on a Form 4 transactions carried out before becoming an officer or director if the transactions occurred within six months of the transaction giving rise to the insider’s first Form 4 filing obligation. Similarly, a person who ceases to be an officer or director must report any transactions that occur after the cessation of the person’s officer or director status if executed within six months of an opposite transaction subject to Section 16(b) of the 1934 Act that occurred while the person was an officer or director.

Beneficial Ownership. The reports under Section 16(a) are intended to cover all securities beneficially owned either directly by the insider or indirectly through others. A person is deemed to be the beneficial owner of securities if the person has the opportunity, directly or indirectly, to profit or shares in any profit derived from a transaction in the securities. An insider is considered the direct owner of all IBC equity securities held (1) in the insider’s own name, (2) in the name of a bank, broker, or nominee for the account of the insider, or (3) jointly with others as joint tenants, tenants in common, tenants by the entirety, or community property. An insider is considered the indirect beneficial owner of any securities from which such person obtains benefits substantially equivalent to those of ownership. Thus, equity securities of IBC beneficially owned through partnerships, corporations, trusts, estates, and family members generally are subject to reporting. Absent countervailing facts, an insider is presumed to be the indirect beneficial owner of securities held by such insider’s spouse or immediate family members sharing such insider’s household. However, an insider is free to disclaim and rebut the presumption of beneficial ownership of these or any other securities being reported if such insider believes there is a reasonable basis for doing so.

Need for Care. It is important that insiders prepare their reports under Section 16(a) properly and file them on a timely basis. There is no provision for an extension of the filing deadlines, and the SEC can take enforcement action against insiders who do not comply fully with the filing requirements. In addition, IBC is required to disclose in its annual proxy statement those Section 16 reporting persons who failed to file a Schedule 16 report on a timely basis, the number of reports not timely filed and the number of transactions described or that should have been described in those reports. Accordingly, the Company urges all directors and officers to avail themselves of the assistance available from the Compliance Officer in satisfying the reporting requirements.

2.	Acquisition Statements

Section 13(d) of the 1934 Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group that acquires beneficial ownership of more than five percent of a class of equity securities registered under the Act. The threshold for reporting is met if the stock owned, when coupled with the amount of stock subject to options exercisable within 60 days, exceeds the five-percent limit.

Filing Requirements. A report on Schedule 13D is required to be filed with the SEC and submitted to the Company within five business days after the date the five-percent reporting threshold is surpassed. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of stock beneficially owned, an amendment disclosing the change must be filed within two business days after the date the material change occurs. A decrease in beneficial ownership to five percent or less, or any change of one percent or more, is per se material and must be reported.

Beneficial Ownership. A person is deemed the beneficial owner of securities for purposes of Section 13(d) if he has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). As is true under Section 16(a) of the 1934 Act, a person filing a Schedule 13D may disclaim beneficial ownership of any securities attributed to such person if there is a reasonable basis for doing so.